Exhibit 99.3

Deltek, Inc.

Offer to Purchase Common Stock

Pursuant to Subscription Rights

[            ], 2009

To Securities Dealers, Commercial Banks,

Trust Companies and Other Nominees:

This letter is being distributed by Deltek, Inc., a Delaware corporation (“Deltek”), to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering (the “Rights Offering”) by Deltek of shares of Common Stock (as defined below) pursuant to non-transferable subscription rights (the “Rights”) being distributed to all holders of record (a “Recordholder”) of shares of Deltek’s common stock, par value $0.001 per share (the “Common Stock”) as of 5:00 p.m., New York City time, on April 14, 2009 (the “Record Date”). The Rights and Common Stock are described in the prospectus for the offering (a copy of which accompanies this letter) (the “Prospectus”).

In the Rights Offering, Deltek is offering an aggregate of 20,000,000 shares of Common Stock, as described in the Prospectus.

The Rights will expire if not exercised prior to 5:00 p.m., New York City time, on [            ], 2009, unless the subscription period is extended in the sole discretion of Deltek (such date and time, including as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to one Right for each share of Common Stock owned by such beneficial owner as of 5:00 p.m., New York City time, on the Record Date. Each Right entitles the holder to subscribe for 0.4522 shares of Common Stock (the “Basic Subscription Privilege”) at a subscription price (the “Subscription Price”) of $3.00 per share of Common Stock. For example, if a Recordholder owned 100 shares of Common Stock as of 5:00 p.m., New York City time, on the Record Date, it would receive 100 Rights and would have the right to purchase 45.22 shares of Common Stock (rounded down to 45 shares) for the Subscription Price.

If a holder exercises the Basic Subscription Privilege in full, the holder may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase any shares of Common Stock that remain unsubscribed at the expiration of the Rights Offering. If holders exercise their Over-Subscription Privileges for more shares than are available to be purchased pursuant to the Over-Subscription Privileges, Deltek will allocate the shares of Common Stock to be issued pursuant to the exercise of Over-Subscription Privileges pro rata among holders who have exercised their Over-Subscription Privileges as described in the Prospectus. See “The Rights Offering — The Rights — Over-Subscription Privilege” in the Prospectus.

Each Recordholder will be required to submit payment in full for all the shares it wishes to buy with its Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Shares prior to the expiration of the Rights Offering, if a Recordholder wishes to maximize the number of shares it purchases pursuant to the Recordholder’s Over-Subscription Privilege, the Recordholder will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock that the Recordholder wishes to receive pursuant to the Over-Subscription Privilege. Fractional shares of Common Stock resulting from the exercise of the Over-Subscription Privilege will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable.

The Rights will be evidenced by non-transferable Rights certificates (the “Rights Certificates”) and will cease to have any value at 5:00 p.m., New York City time, on the Expiration Date.

We are asking persons who hold shares of Common Stock beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of Common Stock directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who wish to obtain a separate Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Rights Certificate be issued.

If you exercise the Over-Subscription Privilege on behalf of beneficial owners of Rights, you will be required to certify to the Subscription Agent (as defined below) and Deltek, in connection with the exercise of the Over-Subscription Privilege, as to the aggregate number of Rights that have been exercised pursuant to the Basic Subscription Privilege, whether the Basic Subscription Privilege of each beneficial owner of Rights on whose behalf you are acting has been exercised in full, and the number of shares of Common Stock being subscribed for pursuant to the Over-Subscription Privilege by each beneficial owner of Rights on whose behalf you are acting.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by Deltek or the Subscription Agent.

Enclosed are copies of the following documents:

1.	The Prospectus;
2.	Rights Certificate for the beneficial holder;
3.	Instructions as to Use of Deltek Rights Certificates (including Guidelines for Request for Taxpayer Identification Number and Certification of Substitute Form W-9);
4.	A form of letter, including a beneficial owner election form, which may be sent to your clients for whose account you hold shares of Common Stock registered in your name or the name of your nominee;
5.	Notice of Guaranteed Delivery;
6.	A nominee holder certification that you must submit if you exercise the Over-Subscription Privilege on behalf of beneficial holders of Rights; and
7.	A return envelope addressed to Computershare Trust Company, N.A., the subscription agent for the Rights Offering (the “Subscription Agent”).

Your prompt action is requested. To exercise Rights, you must properly complete and sign the Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to 5:00 p.m., New York City time, on the Expiration Date. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Date will expire.

Additional copies of the enclosed materials, as well as a separate beneficial owner election form, may be obtained from the Information Agent, Georgeson Inc. by calling (888) 897-6149.

Very truly yours,

Deltek, Inc.

NOTHING IN THE PROSPECTUS OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF DELTEK, INC, THE SUBSCRIPTION AGENT, THE INFORMATION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.